

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Yuliya Tarasava
Co-Founder & COO
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

> **Re: CNote Group, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed December 18, 2020**
> **File No. 024-11301**

Dear Ms. Tarasava:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2020 letter.

Amendment No. 1 to Offering Circular Dated December 18, 2020

General

1. Please reconcile the statements on pages 1 and 17 regarding the aggregate principal amount of loans you have made, which disclose $36.3 million and $32.0 million, respectively.

2. Please tell us whether the indemnification provision of your Terms of Use applies to claims under the federal securities laws.

3. We note on page 7 and elsewhere that after initial maturity, "the funds will be automatically re-invested into a new note at terms prevalent at the time" and that "[a]n

investor can change the preference up to 30 days before the maturity date." In this regard:
- Disclose this aspect of the offering on the cover page of the offering circular;
- Revise to clarify if reinvestment will occur upon each subsequent maturity date, or if this will only happen once;
- Provide disclosure clarifying what you mean by "terms prevalent at the time" and explain how you will determine these terms;
- Disclose how investors will be informed of the terms of the new notes prior to making their investment decision about the re-investment; and
- State how investors will be notified of the pending reinvestment as the maturity date approaches.

The Offering
CNote Notes, page 7

4. We note the revisions you made in response to our prior comment 5. We continue to consider your response and may have additional comments.

Our Business, page 20

5. Please provide disclosure discussing the aspect of your business that involves "funding BIPOC communities" as disclosed on page 30, explaining how you earn revenue other than interest. Additionally provide a discussion of your business related to the "technology customization for clients' needs," and how you earn revenue there.

Auto-Invest Program, page 25

6. We note your response to our prior comment 7. Please revise to further clarify what types of funding sources investors may use to participate in the program. Additionally, disclose how changes in interest rate on the notes will be communicated to program participants.

7. Tell us how investors will be able to represent the facts necessary for Rule 251(d)(2)(i)(C) compliance at the outset of participation in the auto-invest program, when it appears such information may be unknown at that time. In that regard explain how an investor will be able to represent what the future aggregate purchase price will be, or what their future annual income, net worth, revenue, or net assets will be.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 30

8. Please revise your MD&A to address the following:
- Discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided.
- Discuss any material changes in the results of operations for your interim and annual periods.
- In your discussion, where you attribute the causes of material changes from year to

year or period to period in financial statement line items, provide quantification along with a qualitative analysis. For example, where you attribute the increase in revenue to increased loan volume/originations, quantify the number of loans, the weighted average loan balance, and the weighted average interest rates.

You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Christina T. Roupas